AEGIS CAPITAL CORP.

October 27, 2011

VIA EDGAR
Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Selway Capital Acquisition Corp. (the "Company")
Registration Statement on Form S-l
(File No. 333-172714) (the "Registration Statement")

Dear Mr. Mancuso:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Aegis Capital Corp., on behalf of itself and as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Monday, October 31, 2011, at 4:00 p.m., EST, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectuses dated October 11, 2011 and October 24, 2011 in connection with the Registration Statement were distributed approximately as follows:

Copies to prospective underwriters:	50
Copies to prospective dealers:	320
Copies to institutional investors:	80
Copies to others:	150
Total	600

All of the underwriters have advised that they have complied and will continue to comply with the requirements of Rule I 5c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Eric Lord at Aegis Capital Corp. at (646) 502-2415.

Very truly yours,

AEGIS CAPITAL CORP.

By: /s/ Kevin McKenna
Name: Kevin McKenna
Title: Chief Compliance Officer

810 Seventh Avenue, 11th floor, New York, New York 10019 (212) 813-1010/Fax (212) 813-1047
Member NASD, SIPC